# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Saga Communications, Inc., CIK 0000886136
CUSIP: 000886136
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 73 KERCHEVAL AVE, GROSSE POINTE FARMS, Michigan (MI), 48236
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001387131-22-012310
Filed by CIK 0001360554
Persons authorized to receive notices and communications: Hoak Public Equities, L.P., 73 KERCHEVAL AVE, GROSSE POINTE FARMS, Michigan (MI), 48236, 214-855-2284

## Reporting persons
- Hoak Public Equities, LP (CIK 0001360554): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 240,109; shared voting power 0; sole dispositive power 240,109; shared dispositive power 0; aggregate amount beneficially owned 240,109 (3.83% of the class)
  Comment: This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 12, 2024. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- Hoak Fund Management, L.P. (CIK 0001607736): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 240,109; shared voting power 0; sole dispositive power 240,109; shared dispositive power 0; aggregate amount beneficially owned 240,109 (3.83% of the class)
  Comment: This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 12, 2024. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- Hoak & Co. (CIK 0001607735): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 240,109; shared voting power 0; sole dispositive power 240,109; shared dispositive power 0; aggregate amount beneficially owned 240,109 (3.83% of the class)
  Comment: This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 12, 2024. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- J. Hale Hoak (CIK 0001450326): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 240,109; shared voting power 0; sole dispositive power 240,109; shared dispositive power 0; aggregate amount beneficially owned 240,109 (3.83% of the class)
  Comment: This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 12, 2024. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.
- James M. Hoak (CIK 0001607722): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 240,109; shared voting power 0; sole dispositive power 240,109; shared dispositive power 0; aggregate amount beneficially owned 240,109 (3.83% of the class)
  Comment: This calculation is based on 6,261,481 shares of Class A Common Stock of the Issuer outstanding as of November 4, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 12, 2024. This filing constitutes an exit filing as the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the referenced class of securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Saga Communications, Inc.
Address of issuer's principal executive offices: 73 KERCHEVAL AVE, GROSSE POINTE FARMS, Michigan (MI), 48236
Comment:
This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on December 12, 2022 (the "Original 13D") and Amendment No. 1 to the statement on Schedule 13D originally filed with the SEC on November 1, 2024 (the "Amendment No. 1" and together with the Original 13D and this Amendment No. 2, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D. Except as otherwise stated herein, there are no changes to the Schedule 13D.

As set forth below, as a result of the transactions described herein, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer. The filing of this Amendment No. 2 represents the final amendment to the Original 13D and constitutes an exit filing for the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety to read as follows:

"The total amount of funds used for the purchase of Common Stock by HPE was $8,577,329.09. All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Hoak Management does not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. The other Reporting Persons do not hold shares of Common Stock directly but may be deemed to beneficially own the Common Stock owned by HPE."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety to read as follows:

"As of the date of this Schedule 13D, based upon 6,261,481 shares of Common Stock outstanding (as disclosed on the Issuer's Form 10-Q filed with the SEC on November 12, 2024): (a) HPE directly owns an aggregate of 240,109 shares of Common Stock, representing approximately 3.83% of the outstanding Common Stock; (b) Hoak Management, in its capacity as HPE's general partner, may be deemed to beneficially own an aggregate of 240,109 shares of Common Stock, representing approximately 3.83% of the outstanding Common Stock; and (c) each of Hoak and Co. (in its capacity as the general partner of Hoak Management), James M. Hoak (in his capacity as Hoak & Co.'s controlling shareholder), and J. Hale Hoak (in his capacity as Hoak & Co.'s President) may be deemed to beneficially own an aggregate of 240,109 shares of Common Stock, representing approximately 3.83% of the outstanding Common Stock."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety to read as follows:

"Schedule A hereto sets forth all transactions in the Common Stock by any Reporting Person since the most recent Schedule 13D filed with the SEC on November 1, 2024. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction since the most recent Schedule 13D filed with the SEC on November 1, 2024."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety to read as follows:

"As a result of the transactions described herein, on December 20, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer based on the number of shares of Common Stock outstanding as reported by the Issuer on November 12, 2024. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated December 23, 2024, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak and J. Hale Hoak

Schedule A Transactions - Since Most Recent Schedule 13D Filed November 1, 2024

## Signatures
- Hoak Public Equities, LP: /s/ J. Hale Hoak, J. Hale Hoak, President (12/23/2024)
- Hoak Fund Management, L.P.: /s/ J. Hale Hoak, J. Hale Hoak, President (12/23/2024)
- Hoak & Co.: /s/ J. Hale Hoak, J. Hale Hoak, President (12/23/2024)
- J. Hale Hoak: /s/ J. Hale Hoak, J. Hale Hoak (12/23/2024)
- James M. Hoak: /s/ James M. Hoak, James M. Hoak (12/23/2024)